Exhibit 99.1

ZITVAR, GALOR & Co., LAW OFFICES

Gibor Sport Building, 7 Begin St., Ramat Gan, ISRAEL

Fax: (972-3) 6127779 e-mail: ronen@zitvar.com Tel: (972-3) 6127778

RONEN ZITVAR

YAACOV GALOR (GALEA)

EYAL REGEV

HAGIT ROSS

ZOHAR HADAR

EHUD WEINBERGER

NIRIT BEN MEIR

DROR KARNY

November 17, 2014

To:

Mr. Eduard Cukierman

B.O.S Better Online Solutions Ltd.

At Cukierman & Co. Investment House Ltd.

3 Daniel Frish, Street
Tel Aviv

By email: eduard@cukierman.co.il

Without Prejudice

Dear Sir,

Re: B.O.S Better Online Solutions Ltd.

On behalf of our Client, D.D. Goldstein Properties and Investments Ltd., which holds 127,200 Ordinary Shares of B.O.S. Better Online Solutions Ltd. (the “Company”), we are contacting you as follows:

1.	Our client, which by the Company’s reports, is the Company’s largest shareholder, is much concerned about the continuing deterioration in the Company’s condition and its monetary results, and as a result – the direct influence of it over the market value of the Company’s shares.

2.	In the last decade, since the day you were first appointed as chairman of the Company’s board, the Company accrued significant losses, in the accrued amount of hundreds of millions of US Dollars and as a result, undertook debt and loans in significant amounts.

3.	As a direct result of the Company’s mismanagement and the losses and debt the Company accrued through the years, the share’s price on the stock exchange has dropped during the last decade from $40 per share on May 2003 to the price of $4, in which it is traded today.

4.	The mismanagement of the Company by you and the losses that were caused to it, didn’t prevent you from charging the Company through Cukierman & Co. Investment House Ltd. (“Cukierman & Co”), which is to the best of our client’s knowledge a company controlled by you, a management fee in the aggregate amount of 2.2 million US dollars. To the best of our client’s knowledge, charging the Company the above mentioned management fee, was done pursuant to a management agreement that was never approved as required by Section 270 to the Companies Law 1999 (the “Companies Law”), which requires that a deal of this kind will get a special approval, including by the Audit Committee and at the Company’s general shareholders meeting.

5.	It is obvious that without special approval to the management agreement as mentioned above, this deal is void and you have to return the Company all the amounts received, directly or indirectly, by you unlawfully.

6.	Under these circumstances, you are hereby required to return all the amounts that you received (directly or through others including but not limited to Cukierman & Co) unlawfully immediately.

7.	Furthermore, there is no doubt that the board members that allowed those expenses without any approval and against the corporate governance rules that apply to the Company, as well as all the other wrongdoing, completely failed in their task as “the gate keepers” and their service should be terminated immediately. Therefore you and all the board members who cooperated with the taking of the Company’s money are required to hereby immediately quit. Our client is asking that instead of the directors who failed, directors who are qualified and skilled will be appointed and will assure that such failures will not happen again and will be able to make the Company profitable again and that the Company will maximize the return to the Company’s shareholders.

8.	Without limiting the foregoing, you are hereby required, within 7 days from the date of this letter, to inform our client how you intend to act to fix the above-mentioned defaults. In that case, our client will also inform you immediately, who are its candidates to serve as members of the board of directors of the Company.

9.	In this context, we will mention that as you must know, due to the volume of our client’s holdings in the Company, our client is entitled to convene a shareholders meeting that has on its agenda, among other issues, the termination and appointment of directors. Our client prefers to avoid taking steps and procedures that may impose significant expenses on the Company and on you personally, however if it will not get your cooperation, it will not hesitate to do so.

10.	Nothing that is mentioned in this letter or that is not mentioned in it, exhausts our client’s arguments and all our client’s rights are reserved.

With Much Honor,

Ronen Zitvar, Esq.

Zitvar, Galor & Co., Lawyers

Copy: D.D. Goldstein Properties and Investments Ltd.